UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

MoneyGram International, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

60935Y208
(CUSIP Number)

David S. Thomas, Esq.
Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282-2198
(212) 902-1000
With a copy to:
Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 31, 2020
(Date of Event which Requires Filing of this Statement)
If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60935Y208	SCHEDULE 13D	Page 2 of 37 Pages
1	NAMES OF REPORTING PERSONS
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,648,436

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,648,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,648,436

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

____________________
(1) All calculations of percentage ownership in this Schedule 13D are based upon a total of 72,474,412 shares of Common Stock outstanding, which is the sum of (a) 63,564,178 shares of Common Stock outstanding as of July 29, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 31, 2020, plus (b) 8,910,234 shares of Common Stock issuable upon the conversion by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer, outstanding as of July 31, 2020, issued to the Reporting Persons pursuant to the Recapitalization Agreement. The shares of Series D participating Convertible Preferred Stock held by the Reporting Persons do not vote as a class with the Common Stock.

CUSIP No. 60935Y208	SCHEDULE 13D	Page 3 of 37 Pages
1	NAMES OF REPORTING PERSONS
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,809,053

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,809,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,809,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD; PN; IA

CUSIP No. 60935Y208	SCHEDULE 13D	Page 4 of 37 Pages
1	NAMES OF REPORTING PERSONS
GSCP VI Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,126,846

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,126,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,126,846

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 5 of 37 Pages
1	NAMES OF REPORTING PERSONS
GS Capital Partners VI Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,126,846

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,126,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,126,846

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 6 of 37 Pages
1	NAMES OF REPORTING PERSONS
GS Advisors VI, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
970,597

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
970,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
970,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 7of 37 Pages
1	NAMES OF REPORTING PERSONS
GSCP VI Offshore Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,600,801

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,600,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,600,801

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 8 of 37 Pages
1	NAMES OF REPORTING PERSONS
GS Capital Partners VI Offshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,600,801

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,600,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,600,801

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 9 of 37 Pages
1	NAMES OF REPORTING PERSONS
Goldman, Sachs Management GP GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
111,128

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
111,128

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
111,128

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 10 of 37 Pages
1	NAMES OF REPORTING PERSONS
GS Capital Partners VI Parallel, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
859,829

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
859,829

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
859,829

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 11 of 37 Pages
1	NAMES OF REPORTING PERSONS
GS Capital Partners VI GmbH & Co. KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
111,128

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
111,128

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
111,128

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 12 of 37 Pages
1	NAMES OF REPORTING PERSONS
GSMP V Onshore US, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
409,473

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
409,473

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
409,473

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 13 of 37 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Onshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
409,473

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
409,473

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
409,473

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 14 of 37 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Onshore Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
409,473

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
409,473

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
409,473

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 15 of 37 Pages
1	NAMES OF REPORTING PERSONS
GSMP V Institutional US, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,205

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,205

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 16 of 37 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Institutional Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,205

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,205

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 17 of 37 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Institutional Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,205

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,205

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 18 of 37 Pages
1	NAMES OF REPORTING PERSONS
GSMP V Offshore US, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
619,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
619,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
619,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 19 of 37 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Offshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
619,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
619,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
619,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 20 of 37 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Offshore Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
619,569

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
619,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
619,569

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 21 of 37 Pages
1	NAMES OF REPORTING PERSONS
Broad Street Principal Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
602,405

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
602,405

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
602,405

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208
This Amendment No. 8 (this “Amendment No. 8”) supplements and amends certain information in the Schedule 13D filed on April 4, 2008, as amended by Amendment No. 1, filed March 9, 2011, Amendment No. 2 filed May 9, 2011, Amendment No. 3 filed May 23, 2011, Amendment No. 4 filed November 16, 2011, Amendment No. 5 filed November 28, 2011, Amendment No. 6, filed December 27, 2011 and Amendment No. 7, filed April 4, 2014 (the “Original 13D” and, together with this Amendment No. 8, the “Schedule 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman Sachs & Co. LLC (“Goldman Sachs”), GSCP VI Advisors, L.L.C. (“GSCP Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors VI, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital”), GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany”), GS Capital Partners VI Parallel, L.P. (“GS Parallel”), GS Mezzanine Partners V Onshore Fund, L.L.C. (“GS Mezzanine Onshore GP”), GS Mezzanine Partners V Institutional Fund, L.L.C. (“GS Mezzanine Institutional GP”), GS Mezzanine Partners V Offshore Fund, L.L.C. (“GS Mezzanine Offshore GP”), GS Mezzanine Partners V Onshore Fund, L.P. (“GS Mezzanine Onshore”), GS Mezzanine Partners V Institutional Fund, L.P. (“GS Mezzanine Institutional”), GS Mezzanine Partners V Offshore Fund, L.P. (“GS Mezzanine Offshore”), GSMP V Onshore US, Ltd. (“GSMP Onshore”), GSMP V Institutional US, Ltd. (“GSMP Institutional”), GSMP V Offshore US, Ltd. (“GSMP Offshore”), and Broad Street Principal Investments, L.L.C. (“Broad Street” and, together with the foregoing entities, the “Reporting Persons”). Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to them in the Original 13D.
ITEM 2.  IDENTITY AND BACKGROUND
Item 2 of the Original 13D is hereby amended to add the following:
The paragraph beginning “GS Group is a Delaware corporation” is amended to add:
“Broad Street Principal Investments, L.L.C. is a Delaware limited liability company and was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.”
In addition, Item 2 of the Original 13D is hereby amended by replacing in their entirety the Schedules I , II-A, II-B, II-C, II-D and III, incorporated therein by reference, with Schedules I , II-A, II-B, II-C and III hereto, which Schedules I , II-A, II-B, II-C and III are incorporated herein by reference into this Item 2.
The Reporting Persons have entered into a Joint Filing Agreement, dated August 4, 2020, a copy of which is attached as Exhibit 7.1 hereto.
ITEM 4.  PURPOSE OF TRANSACTION
Item 4 of the Original 13D is hereby amended to add the following:
“On July 31, 2020, the Reporting Persons sold an aggregate of 2,400 shares of Series D Preferred Stock (which shares converted into 300,000 shares of Common Stock) at a weighted average price per share of Common Stock of $3.49 (the “Sale”), pursuant to Rule 144 under the Securities Act of 1933, as amended.
The Reporting Persons expect to dispose of all or a portion of the shares of Common Stock of the Issuer deemed to be held by them (which will consist of shares of Common Stock convertible from the Series D Preferred Stock held by them), from time to time, in open market transactions, privately negotiated sales, or other methods. The implementation of these plans, and changes in these plans, will depend on market conditions or other factors, including trading activity in Common Stock of the Issuer. The Reporting Persons may engage in discussions with the Issuer and one or more third parties with respect to such proposed sales. There can be no assurance as to when, over what period of time, or to what extent the Reporting Persons may decide to decrease their ownership interests in the Issuer.”

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
Item 5 of the Original 13D is hereby amended as follows:
(i)  Subsection (a) is amended and restated in its entirety as follows in connection with, and after giving effect to, the Sale:
“As of July 31, 2020, GS Group may be deemed to beneficially own an aggregate of 8,648,436 shares of Common Stock, consisting of (i) 68,881.9027 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 8,610,234 shares of Common Stock and (ii) 38,202 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 11.9% of the outstanding Common Stock.
As of July 31, 2020, Goldman Sachs may be deemed to beneficially own an aggregate of 7,809,053 shares of Common Stock, consisting of (i) 66,986.0736 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 8,373,256 shares of Common Stock and (ii) 38,202 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, and excluding 602,405 shares of Common Stock deemed to be beneficially owned by Broad Street Principal Investments, L.L.C., representing in the aggregate approximately 10.8% of the outstanding Common Stock.
As of July 31, 2020, GSCP Advisors and GS Capital may each be deemed to beneficially own an aggregate of 3,126,846 shares of Common Stock, consisting of 25,014.7718 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 3,126,846 shares of Common Stock, representing in the aggregate approximately 4.3% of the outstanding Common Stock.
As of July 31, 2020, GSCP Offshore Advisors and GS Offshore may each be deemed to beneficially own an aggregate of 2,600,801 shares of Common Stock, consisting of 20,806.4082 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 2,600,801 shares of Common Stock, representing in the aggregate approximately 3.6% of the outstanding Common Stock.
As of July 31, 2020, GS Advisors may be deemed to beneficially own an aggregate of 970,597 shares of Common Stock, consisting of 7,767.6616 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 970,597 shares of Common Stock, representing in the aggregate approximately 1.3% of the outstanding Common Stock.
As of July 31, 2020, GS Parallel may be deemed to beneficially own an aggregate of 859,829 shares of Common Stock, consisting of 6,878.6355 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 859,829 shares of Common Stock, representing in the aggregate approximately 1.2% of the outstanding Common Stock.
As of July 31, 2020, GS GmbH and GS Germany may each be deemed to beneficially own an aggregate of 111,128 shares of Common Stock, consisting of 889.0261 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 111,128 shares of Common Stock, representing in the aggregate approximately 0.2% of the outstanding Common Stock.

As of July 31, 2020, GS Mezzanine Onshore GP, GS Mezzanine Onshore and GSMP Onshore may each be deemed to beneficially own an aggregate of 409,473 shares of Common Stock, consisting of 3,275.7873 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 409,473 shares of Common Stock, representing in the aggregate approximately 0.6% of the outstanding Common Stock.
As of July 31, 2020, GS Mezzanine Institutional GP, GS Mezzanine Institutional and GSMP Institutional may each be deemed to beneficially own an aggregate of 43,205 shares of Common Stock, consisting of 345.6429 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 43,205 shares of Common Stock, representing in the aggregate approximately 0.1% of the outstanding Common Stock.
As of July 31, 2020, GS Mezzanine Offshore GP, GS Mezzanine Offshore and GSMP Offshore may each be deemed to beneficially own an aggregate of 619,569 shares of Common Stock, consisting of 4,956.5557 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 619,569 shares of Common Stock, representing in the aggregate approximately 0.9% of the outstanding Common Stock.
As of July 31, 2020, Broad Street Principal Investments, L.L.C. may be deemed to beneficially own an aggregate of 602,405 shares of Common Stock, consisting of 4,819.2461 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 602,405 shares of Common Stock, representing in the aggregate approximately 0.8% of the outstanding Common Stock.
In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.
None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B or II-C hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.”
(ii) Subsection (c) is amended and restated in its entirety as follows:
“Except as set forth in Schedule IV hereto, or as otherwise described herein, no transactions in the shares of Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B or II-C hereto, during the 60-day period from June 1, 2020 to July 31, 2020.”
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1:  Joint Filing Agreement, dated as of August 4, 2020, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:August 4, 2020

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS ADVISORS VI, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSCP VI ADVISORS, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSMP V ONSHORE US, LTD.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSMP V INSTITUTIONAL US, LTD.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSMP V OFFSHORE US, LTD.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

SCHEDULE I
The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.
The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.
Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.
Name	Present Principal Occupation

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Drew G. Faust	Professor and Former President of Harvard University
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Elizabeth M. Hammack	Global Treasurer of The Goldman Sachs Group, Inc.
Ellen J. Kullman	President and Chief Executive Officer of Carbon, Inc.; Former Chair and Chief Executive Officer of E.I. du Pont de Nemours and Company
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Stephen M. Scherr	Chief Financial Officer of The Goldman Sachs Group, Inc.
Karen P. Seymour	Executive Vice President and General Counsel of The Goldman Sachs Group, Inc.
Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-A
The name, position and present principal occupation of each executive officer of (i) GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P., (ii) GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P. (iii) GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P., (iv) GS Mezzanine Partners V Onshore Fund, L.L.C., the sole general partners of GS Mezzanine Partners V Onshore Fund, L.P., (v) GS Mezzanine Partners V Institutional Fund, L.L.C., the sole general partners of GS Mezzanine Partners V Institutional Fund, L.P., (vi) GS Mezzanine Partners V Offshore Fund, L.L.C., the sole general partner of GS Mezzanine Partners V Offshore Fund, L.P. and (vii) Goldman Sachs Management GP GmbH, the sole managing partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.
The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, James H. Reynolds, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Matthias Hieber,  Michele Titi-Cappelli, Maximilliano Ramierez-Espain, Tim Campbell and Emilie Railhac is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui and Jay Hyun Lee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Lavanya Ashok is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil.
All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Emilie Railhac and Cedric Lucas are citizens of France; Adrian M. Jones is a citizen of Ireland; Mike Ebeling is a citizen of Germany; Anthony Arnold, Tim Campbell and Stephanie Hui are citizens of the United Kingdom; Philippe Camu is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramierez-Espain is a citizen of Spain; Michael Bruun is a citizen of Denmark; Lavanya Ashok and Harsh Nanda are citizens of India; David Campbell is a citizen of Australia; Nicole Agnew is a citizen of Canada; Matthias Hieber is a citizen of Austria; Cristiano Camargo is a citizen of Brazil; Xiang Fan is a citizen of the People’s Republic of China; and Michael Hui and Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident). Jay Hyun Lee is a citizen of the Republic of Korea.
Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony (Hagen)	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lavanya Ashok	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
Cristiano Camargo	Vice President	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
Philippe L. Camu	Vice President	Managing Director of Goldman Sachs International
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Xiang Fan (Sean)	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Susan Hodgkinson (Burt)	Vice President & Secretary	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President & Treasurer	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & Assistant General Counsel	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Wei Yan (Susan)	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bin Zhu (Richard)	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

SCHEDULE II-B
The name, position and present principal occupation of each executive officer of (i) GSMP V Onshore US, Ltd., (ii) GSMP V Offshore US, Ltd., (iii) GSMP V Institutional US, Ltd., and (iv) Broad Street Principal Investments, L.L.C. are set forth below.
The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, James H. Reynolds, Michael Bruun, Alex Mignotte, Ana Estrada Lopez, Amitayush Bahri, Mike Ebeling, Matthias Hieber,  Michele Titi-Cappelli, Maximilliano Ramierez-Espain, Tim Campbell and Emilie Railhac is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui and Jay Hyun Lee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Lavanya Ashok is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil.
All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Alex Mignotte and Emilie Railhac are citizens of France; Adrian M. Jones is a citizen of Ireland; Mike Ebeling is a citizen of Germany; Anthony Arnold, Tim Campbell and Stephanie Hui are citizens of the United Kingdom; Philippe Camu is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramierez-Espain and Ana Estrada Lopez are citizens of Spain; Michael Bruun is a citizen of Denmark; Lavanya Ashok, Harsh Nanda and Amitayush Bahri are citizens of India; David Campbell is a citizen of Australia; Nicole Agnew is a citizen of Canada; Matthias Hieber is a citizen of Austria; Cristiano Camargo is a citizen of Brazil; Xiang Fan is a citizen of the People’s Republic of China; and Michael Hui and Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident). Jay Hyun Lee is a citizen of the Republic of Korea.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony (Hagen)	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lavanya Ashok	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Amitayush Bahri	Vice President	Managing Director of Goldman Sachs International
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
Cristiano Camargo	Vice President	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
Philippe L. Camu	Vice President	Managing Director of Goldman Sachs International
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Xiang Fan (Sean)	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Susan Hodgkinson (Burt)	Vice President & Secretary	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexandre Mignotte	Vice President	Managing Director of Goldman Sachs International
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President & Treasurer	Managing Director of Goldman Sachs & Co. LLC
Brady Schuck	Vice President	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & Assistant General Counsel	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Wei Yan (Susan)	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bin Zhu (Richard)	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

SCHEDULE II-C
The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs & Co. LLC, which exercises the authority of Goldman Sachs & Co. LLC in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Mezzanine Partners V Onshore Fund, L.P., GS Mezzanine Partners V Institutional Fund, L.P., GS Mezzanine Partners V Offshore Fund, L.P., GSMP Onshore US, Ltd., GSMP Offshore US, Ltd., GSMP Institutional US, Ltd. and Broad Street Principal Investments, L.L.C. are set forth below.
The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of each of Michael Bruun, Matthias Hieber, James Reynolds and Michele Titi-Cappelli is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui and Xiang Fan is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.
All members listed below are United States citizens, except as follows: Stephanie Hui and Julian Salisbury are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Matthias Hieber is a citizen of Austria; Nicole Agnew and Chris Kojima are citizens of Canada; Michele Titi-Cappelli is a citizen of Italy; Xiang Fan is a citizen of the People’s Republic of China and Michael Bruun is a citizen of Denmark.
Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Managing Director of Goldman Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC
Xiang Fan	Managing Director of Goldman Sachs (Asia) L.L.C.
Milton Millman	Managing Director of Goldman Sachs & Co. LLC
Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC
Chris Kojima	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC
Danielle Natolli	Managing Director of Goldman Sachs & Co. LLC
Carmine Venezia	Managing Director of Goldman Sachs & Co. LLC
Thomas McAndrew	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE III
The U.S. Securities and Exchange Commission (the “SEC”) has alleged that Goldman Sachs & Co. LLC (“Goldman Sachs”) conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).
The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.
The SEC alleged that Goldman Sachs violated Regulation SHO under the Exchange Act by improperly relying on Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located. In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act. Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016). Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records. Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016. The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

SCHEDULE IV
All transactions disclosed in this Schedule IV were effected by Goldman Sachs & Co. LLC acting as agent on behalf of Goldman Sachs International and Goldman Sachs Bank Europe, each of which entered into riskless principal trades in connection with client trade facilitation in the ordinary course of their business.
Trade Date	Settlement Date	Quantity	Buy/Sell	Price
6/10/20	6/12/20	10.00	B	3.76
6/10/20	6/12/20	10.00	S	3.76
6/12/20	6/16/20	48,000.00	B	3.22
6/12/20	6/16/20	48,000.00	S	3.22
6/23/20	6/25/20	8,100.00	B	3.52
6/23/20	6/25/20	8,100.00	B	3.39
6/23/20	6/25/20	8,100.00	S	3.52
6/23/20	6/25/20	8,100.00	S	3.39
6/30/20	7/2/20	522.00	B	3.23
6/30/20	7/2/20	522.00	S	3.23
7/14/20	7/16/20	5,772.00	B	3.11
7/14/20	7/16/20	5,772.00	S	3.11
7/20/20	7/22/20	363.00	S	3.06
7/20/20	7/22/20	1,029.00	B	3.06
7/20/20	7/22/20	666.00	S	3.06
7/21/20	7/23/20	1,955.00	B	3.09
7/21/20	7/23/20	802.00	S	3.10
7/21/20	7/23/20	1,153.00	S	3.09
7/24/20	7/28/20	82.00	B	2.99
7/24/20	7/28/20	165.00	B	2.99
7/24/20	7/28/20	50.00	B	2.99
7/24/20	7/28/20	364.00	B	2.99
7/24/20	7/28/20	139.00	B	2.99
7/24/20	7/28/20	850.00	S	2.99
7/24/20	7/28/20	50.00	B	2.99

Exhibit 7.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of MoneyGram International, Inc. and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.
Dated: August 4, 2020
THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSMP V ONSHORE US, LTD.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSMP V INSTITUTIONAL US, LTD.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSMP V OFFSHORE US, LTD.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSMP V ONSHORE US, LTD.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact